SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS

TIM PARTICIPAÇÕES S.A. ("Company") (B3: TIMP3; NYSE: TSU), in compliance with CVM Instruction nº552/14, hereby informs that on December 20, 2017 it was celebrated the related party transactions as below:

Name of the Related-Party: Italtel Brasil Ltda
Transaction Date: 12/20/2017
Value Involved (Reais): R$ 54,698,889.00
Balance Remaining (Reais): Not applicable
Total (Reais): Not applicable
Duration: 01/01/2018 until 12/31/2018.
Loan or another type of debt: Not applicable
Interest rate charged: Not applicable
Contract object: Provision of equipment and services on demand for the IP Backbone platform which include: Supply of hardware and software, installation, activation, and, engineering services.
Warranty and insurance:
Insurance company letter: Creditor: TIM Celular S.A. / Guarantor: Maxximus Merchant Bank / Bailed: Italtel Brasil Ltda / Expiration: 01/01/2018 until 12/31/2018/ Guarantee value limitation: R$ 5.469.888,90. In the event of renewal, the surety bond will be renewed according to the validity and negotiated value for the year 2018.
Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, signed by a first line insurance company, previously approved by the Contractor and that must remain in force throughout the contract duration.
Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.
Rescission or extinction: The agreement provides many dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.
Nature and reason for the operation: Italtel submitted advantageous offer for the Company, as well as great synergy with other services already provided by this supplier.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party: Telecom Italia Sparkle S.p.A
Transaction Date: 12/20/2017
Value Involved (Reais): R$ 59,860,000.00
Balance Remaining (Reais): Not applicable
Total (Reais): Not applicable
Duration: 01/01/2018 until 12/31/2018
Loan or another type of debt: Not applicable
Interest rate charged: Not applicable
Contract object: New agreement to provide SMS international services A2P (from application to person) to TIM Brazil customers.
Warranty and insurance:  Not applicable
Rescission or extinction: The Agreement provides for several cases of contractual termination, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others.
In case of unjustified termination prior to the date of termination of the contract, the supplier shall bear the financial commitment in the amount of 100% of the contract, predicted for the year decremented the amount of revenue obtained in the months already made.
Nature and reason for the operation: Telecom Italia Sparkle presented the best commercial and technical proposals.
Relationship with the issuing: Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, December 20, 2017

TIM PARTICIPAÇÕES S.A.
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 20, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.